1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

April 12, 2016

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	The Charles Schwab Family of Funds (File Nos. 33-31894 and 811- 5954) (the “Registrant”)

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 99 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 100 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on February 12, 2016. PEA No. 99 incorporates certain changes relating to the amendments to Rule 2a-7 and related rules, including the amendments to Form N-1A, for various series of the Registrant that are money market funds (the “funds”). The SEC staff’s comments were provided by you to Stephen T. Cohen and Gary E. Brooks of Dechert LLP in a telephonic discussion on March 23, 2016.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 99, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please explain whether the expense limitation agreement between Charles Schwab Investment Management, Inc. (“CSIM”) and the Registrant, on behalf of each fund subject to the agreement (other than the Schwab Retirement Advantage Money Fund, the Select, Premier and Ultra Shares of the Schwab Value Advantage Money Fund and the Select, Premier and Ultra Shares of the Schwab Municipal Money Fund), described in footnote 1 to such funds’ fee tables, will be reflected in each of the periods disclosed in such funds’ example tables.

Response:  The contractual expense limitation agreement provides that, for each fund subject to the agreement (other than the Schwab Retirement Advantage Money Fund, the Select, Premier and Ultra Shares of the Schwab Value Advantage Money Fund and the Select, Premier and Ultra Shares of the Schwab Municipal Money Fund), the expense limitation agreement will continue for so long as CSIM serves as investment adviser to the fund, unless terminated earlier with approval from the Registrant’s Board of Trustees (the “Board”). Accordingly, the expense limitation agreement is expected to continue for the life of each applicable fund (i.e., a permanent waiver). Therefore, the contractual expense limitation for these funds will be reflected in each of the periods disclosed in such funds’ example tables.

2.	Comment: To the extent a fund will be changing its principal investment strategies in connection with the recent money market fund reforms, please include disclosure in the lead-in paragraph to the performance tables in the “Performance” section explaining that past performance may not reflect the fund’s new investment strategies.

Response:  The Registrant confirms that none of the funds will be changing their principal investment strategies in connection with the recent money market fund reforms. Accordingly, no changes have been made in response to this comment.

3.	Comment: Please confirm supplementally that disclosure explaining that each fund that intends to operate as “government money market fund” will not be subject to a liquidity fee and/or redemption gate is included in the funds’ prospectuses.

Response:  The Registrant confirms that appropriate disclosure is included under “Additional policies affecting your investment—Information on liquidity fees and redemption gates”.

4.	Comment: Please confirm that any information that needs to be updated or is missing from the Registration Statement will be provided in a future filing with the SEC.

Response:  The Registrant hereby confirms that all information that needs to be updated or is missing from the Registration Statement will be provided in a future filing.

5.	Comment: With respect to each instance of risk disclosure explaining that “high yield” securities may serve as “Alternative Collateral” for purposes of securing a repurchase agreement, please indicate that “high yield” securities also are referred to as “junk bonds.”

Response:  The Registrant has revised the disclosure as requested.

6.	Comment: Please include standard Tandy representation language.

Response:  The Registrant agrees to make the following representations:

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•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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